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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 69093

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2018 AND ENDING 03/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MOTILAL OSWAL TOWERS, GOKHALE + SAYANI ROAD

(No. and Street)

MUMBAI   INDIA   400-025

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES B. AHLFELD   212-739-0622

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLP

(Name – if individual, state last, first, middle name)

805 THIRD AVE   NEW YORK   NY   10022

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __JAIN CHITRANK__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __MOTILAL OSWAL SECURITIES INTL__ , as of __MARCH 31__ , 20 _19_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Attested by me



Prakash Dooa
23/05/2019

PRAKASH H. DOOA
B.A.L.L.B
Advocate High Court,
Notary Government of India.
Notary Public
3, Kennedy Bridge, No. 3,



Signature

C C O

Title

This report ** contains (check all applicable boxes):

- [x] (a) Municipal by___ 2.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Motilal Oswal Securities International Private Limited

Financial Statements
and
Report of Independent Registered Public Accounting Firm
Confidential Pursuant to Rule 17a-5(e) (3) of the
Securities Exchange Act of 1934

March 31, 2019

Motilal Oswal Securities International Private Limited

Table of Contents
March 31, 2019



805, Third Avenue,
Suite 1430,
New York, NY 10022
212.838.5100
212.838.2676/Fax

Accountants & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Motilal Oswal Securities International Private Limited

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Motilal Oswal Securities International Private Limited (the "Company") as of March 31, 2019, the related statements of operations and comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a 5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

We have served as the Company's auditor since 2016.
New York, NY
June 17, 2019

New York | Washington, DC | California | Nevada
China | India | Greece
Member of ANTEA International with offices worldwide

Motilal Oswal Securities International Private Limited
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2019

Assets

Cash and Cash Equivalents	$	652,750
Fixed Asset		362
Accounts Receivable		26,307
Prepaid MAT Entitlement		19,134
Long Term Loan and Advances		31,928
Deferred Taxes Receivable		6,939
Prepaid expenses and Other assets		5,175
Total Assets	$	742,595

Liabilities and Stockholder's Equity

Liabilities

Accrued Expenses		78,006
Total Liabilities	$	78,006

Stockholder's Equity

Common Stock, $0.2028 par value

10,000,000 authorized, 4,569,200 shares issued and outstanding		926,944
Accumulated Deficit		(29,214)
Accumulated Other Comprehensive Loss		(233,141)
Total Stockholder's Equity		664,589
Total Liabilities and Stockholder's Equity	$	742,595

The accompanying notes are an integral part of this financial statement.

Motilal Oswal Securities International Private Limited
STATEMENT OF OPERATIONS and COMPREHENSIVE LOSS
FOR THE YEAR ENDED MARCH 31, 2019

Revenue		
Advisory Fees from Related Party	$	206,030
Interest Income		1,879
Total Revenue	$	207,909
Operating Expenses		
Salaries and Benefits		68,095
Professional Services		75,168
Occupancy and Equipment		10,332
Technology and Communications		197
Other General Administrative		25,582
Total Operating Expenses		179,374
Net Income from Operations before Other Comprehensive Income and Income Tax		28,535
Income Tax Expense		7,257
Net Income after Income Tax Expense		21,278
Other Comprehensive Income(Loss)		
Foreign Currency Translation Adjustment		(40,298)
Comprehensive (Loss) Income	$	(19,020)

The accompanying notes are an integral part of this financial statement.

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2019

	Common Stock		Accumulated Deficit		Accumulated Other Comprehensive -Loss		Total Stockholder's Equity	
	Shares	Amount						
Balance - March 31, 2018	4,569,200	$ 926,944	$	(50,492)	$	(192,843)	$	683,609
Net Income				21,278				21,278
Foreign Currency Translation Loss						(40,298)		(40,298)
Balance - March 31, 2019	4,569,200	$ 926,944	$	(29,214)	$	(233,141)	$	664,589

The accompanying notes are an integral part of these financial statements

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2019

Cash Flows from Operating Activities

Net Income	$	21,278
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation Expense		259
(Increases) Decreases in operating assets and liabilities:		
Due from Parent		80,930
Deferred Taxes Receivable		3,138
Other Current Assets		(21,173)
Long Term Loan & Advances		14,978
Accrued Liabilities and Other		(38,330)

Net Cash Provided in Operating Activities	$	61,080
Cash Flows from Investing Activities	$	-
Net Cash Used in Investing Activities	$	-
Cash Flows from Financing Activities		-
Effect of exchange rate changes on cash and cash equivalents		(40,298)
Net Increase in Cash and Cash Equivalents		20,782
Cash and Cash Equivalents - Beginning of period		631,968
Cash and Cash Equivalents - End of period	$	652,750

Supplemental Cash Flow Information:

Cash paid for :		
Income Taxes	$	-0-
Interest	$	-0-

The accompanying notes are an integral part of this financial statement.

NOTE 1 - DESCRIPTION OF BUSINESS

Motilal Oswal Securities International Private Limited (the "Company") is a corporation formed under Indian law and is a wholly owned subsidiary of Motilal Oswal Securities Limited, (the "Parent") a brokerage firm located in India and registered with Securities and Exchange Board of India (SEBI), National Stock Exchange (NSE) and Bombay Stock Exchange (BSE). The Company's principal place of business is in Mumbai, India. The Company acts as a broker dealer for US institutional investors and institutional investors, as defined in Rule 15a-6, transmitting orders in foreign equity to its Parent. The Company also distributes research prepared by the Parent to such major US institutional investors and serve as a "chaperoning" broker dealer pursuant to Rule 15a-6 (a)(3).

The Company was approved as a US FINRA registered broker-dealer on January 4, 2013.

The Company is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying financial statements have been prepared on the basis of U.S. generally accepted accounting principles.

(b) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The Company's operating cash account is maintained in Indian Rupees and is not subject to Federal Deposit Insurance Corporation (FDIC) rules and regulations. The cash balance is subject to currency fluctuations vs the US DOLLAR (USD).

(c) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, prepaid expenses, other receivables, accounts receivable and accrued expenses approximate their fair values based on the short-term maturity of these instruments. The carrying amounts of debt were also estimated to approximate fair value.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy That prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(e) Income Taxes

The Company files tax returns in India and is subject to income tax examination by the taxing jurisdiction. Additionally, the Company is not required to file taxes within the U.S. tax jurisdiction. The Company had no uncertain tax positions at March 31, 2019, and there were no tax related penalties or interest for the year reported in these financial statements.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Concentration, Risk and Credit Risk

All of the Company's Advisory fee income was received from its Parent. Additionally, activity conducted in India subjects the Company to unpredictable changes or disruptions due to economic, political, or legal issues.

(g) Revenue and Expense Recognition

The Company serves as a "chaperoning" broker dealer pursuant to Rule 15a-6(a)(3). The Company earns fees from its Parent in accordance with the related service level agreement. The realized and earned revenues recorded has a persuasive evidence of an arrangement, delivery of the services has occurred, the price of such services is fixed and determinable and collectability is reasonably assured. The Company will not receive any compensation directly from US clients, and the Company will disclose to its clients that it will receive remuneration for its services from the Parent.

(h) Foreign Currency

Results of operations have been translated from its local currency, Indian Rupees to the U.S.dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate at the reporting date. Gains and losses resulting from translating foreign currency financial statements are reported as accumulated other comprehensive loss and are shown as a separate component of stockholder's equity. Foreign currency losses are included in the Statement of operations and comprehensive loss for the year ended March 31, 2019.

(i) Prepaid Taxes

In accordance with the Indian income tax laws applicable to the Company, certain taxes have been withheld and provided to the government and are reflected as prepaid taxes on the statement of financial condition.

(j) Recent Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". The update gives entities a single comprehensive model to use in reporting information about the amount and timing of revenue resulting from contracts to provide goods or services to customers. This ASU would apply to any entity that enters into contracts to provide goods or services, would supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The update removes inconsistencies and weaknesses in revenue requirements and provides a more robust framework for addressing revenue issues and more useful information to users of financial statements through improved disclosure requirements. In addition, the update improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. In August 2015, FASB issued Accounting Standards Update ("ASU") No.2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date" defers the effective date ASU No. 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016,

including interim reporting periods within that reporting period. All other entities should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows or financial condition.

In February 2016, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) "ASU 2016 – 02 Leases" intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, office equipment and manufacturing equipment.

The ASU will require organizations that lease assets – referred to as "lessees" – to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases.

Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current Generally Accepted Accounting Principles (GAAP), the recognition, measurement, and presentation of expenses and cash flows arising from a lease by lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP – which requires only capital leases to be recognized on the balance sheet – the new ASU will require both types of leases to be recognized on the balance sheet.

The ASU on leases will take effect for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other organizations, the ASU on leases will take effect for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of this ASU on its financial statements. Early adoption is permitted. The Company has not adopted this guidance for 2018 and is currently evaluating the impact of adopting this guidance.

All other recently issued accounting standards and pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

NOTE 3 – PREPAID EXPENSES.

The Company has Prepaid Expenses of $445 as of March 31, 2019. It consists of vendor prepayments of $445.

NOTE 4 – LOANS AND ADVANCES-RELATED PARTY

These loans to a Related Party currently represents taxes deducted and paid and subject to reconciliation at year-end due from the Parent Company for future offsetting operational matters, hence there are no specific repayment terms, hence due on demand.

NOTE 5 – NET CAPITAL REQUIREMENTS.

The Company is subject to SEC Uniform Net Capital rule (SEC rule 15c3-1) and has elected to operate under paragraph (a)(i)(ii), which requires the maintenance of minimum net capital of the greater of $250,000 or two percent of aggregate indebtedness items and requires that the ratio of aggregate indebtedness. At March 31, 2019, the Company had net capital of $444,194 which was $194,194 in excess of its required net capital of $250,000.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 6 – RELATED PARTY TRANSACTIONS.

The Company has certain transactions with its Parent. Had the Company transacted as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein.

The Company received from its Parent $206,030 in the form of Advisory Fees for the year ended March 31, 2019.

The Company paid rent to the Parent of approximately $10,000 and Business Support Fees of approximately $2,600 during the period ended March 31, 2019.

NOTE 7 – COMMITMENT AND CONTINGENCIES

The Company is obligated under an operating lease for office space in Mumbai, India which expires June 30, 2019.

Future minimum annual lease payments under this operating lease are as follows:

Years Ending

March 31,	
2020	2,750
	$2,750

Motilal Oswal Securities International Private Limited
Notes to Financial Statements
March 31, 2019

Rent expense for the year ended March 31, 2019 amounted to approximately $10,000 under this lease.

NOTE 8 – INCOME TAXES

The provision for income taxes consists of the following for the period ended March 31, 2019:

Current expense	$10,074
Deferred expense	6,939
Provision (benefit) for income taxes	$17,013

The Company's total deferred tax assets and liabilities at March 31, 2019 are as follows:

Deferred tax assets	$6,939
Valuation allowance	----
	$6,939
Deferred tax liabilities	----
Net deferred income tax asset	$6,939

Management believes a valuation allowance is not deemed necessary as the Company expects to receive the full benefit of the deferred tax asset. The change (decrease) in the deferred tax asset for the year ended March 31, 2019 amounted to ($3,138).

NOTE 9– STOCKHOLDER'S EQUITY

The Company is a corporation formed under Indian law with 10,000,000 shares authorized with a par value of $0.2028. As of March 31, 2019 there are 4,569,200 shares issued and outstanding.

NOTE 10– SUBSEQUENT EVENTS

In accordance with FASB ASC 855 "Subsequent Events", the Company has evaluated subsequent events through June 17, 2019. There have been no material subsequent events which require recognition or disclosure.

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

March 31, 2019

Net Capital
Total Shareholders' Equity $ 664,589

Deductions and Charges
Non-allowable assets:
Prepaid Expenses and Other Assets $ 82,906
Deferred Taxes Receivable 6,939
Total non-allowable assets 89,845

Net Capital before Haircut on Securities Owned
(Tentative Net Capital) 574,744

Haircuts on Securities
Foreign currency position 130,550

Total Haircuts on Securities Owned 130,550

Net Capital 444,194

Computation of Alternative Net Capital Requirement

Net Capital Requirement 250,000

Net Capital in Excess of Requirement $ 194,194

Net Capital in excess of the greater of 5% of combined aggregate
debit items or 120% of minimum net capital requirement $ 131,332

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED

RECONCILIATION PURSUANT TO RULE
17a-5(d)(4)

March 31, 2019

Reconciliation with the Company's computation included in
Part II of Form X-17A-5 as of March 31, 2019

Net Capital as reported in Company's Part II (unaudited)
Focus report $ 444,194

Net capital computation contained herein $ 444,194

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation
above and the computation included in the FOCUS Form X-17a-5
Part II, as amended by the Company June 17, 2019.

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED

INFORMATION RELATING TO COMPUTATION FOR DETERMINATION OF REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

March 31, 2019

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.



805, Third Avenue,
Suite 1430,
New York, NY 10022
212.838.5100
212.838.2676/Fax

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Motilal Oswal Securities International Private Limited

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3, in which (1) Motilal Oswal Securities International Private Limited identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Motilal Oswal Securities International Private Limited claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Motilal Oswal Securities International Private Limited stated that Motilal Oswal Securities International Private Limited met the identified exemption provisions from April 1, 2018 through March 31, 2019 without exception. Motilal Oswal Securities International Private Limited's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Motilal Oswal Securities International Private Limited's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

We have served as the Company's auditor since 2016.
New York, NY
June 17, 2019

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED

Rule 15c3-3 Exemption Report

For the year ended March 31, 2019

In accordance with the Finra membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i). The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company, it is in compliance with Rule 15c3-3 and has been throughout the year ended March 31, 2019 without exception.

Jain Chitrank

CCO